December 30, 2019

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Alternative Strategies Fund, File No. 811-22440

Dear Ms. O’Neal:

On December 18, 2019, Alternative Strategies Fund (the "Fund") filed a preliminary proxy statement on Schedule 14A (the "Proxy") for the purpose of soliciting shareholder approval of a new investment advisory agreement between the Fund and Ladenburg Thalmann Asset Management, Inc. (“LTAM” or the “Adviser”). In a telephone conversation on December 20, 2019, you provided comments on the Proxy to Andrew Davalla of Thompson Hine LLP. Please find below a summary of your comments and the Fund's responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

Comment 1. Please supplementally respond whether Advisor Group, Inc. advises any registered investment companies.

Response. Advisor Group, Inc. has confirmed to the Fund that it does not advise any registered investment companies.

Comment 2. Please confirm that all of the information required by Item 22(c) of Schedule 14A has been provided.

Response.

Comment 3. Please disclose if the Fund has any soft-dollar arrangements.

Response. The Fund does not have any soft-dollar arrangements.

Comment 4. Please revise the reference to the sub-advisory agreement in the section entitled “Background” to advisory agreement.

Response. The requested revision has been made.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/Andrew Davalla

Andrew Davalla